Exhibit 99.1

China Online Education Group Announces Change to Board Composition

BEIJING, May 11, 2021 /PRNewswire/ -- China Online Education Group (“51Talk,” or the “Company”) (NYSE: COE), a leading online education platform in China with core expertise in English education, announced today that its board of directors (the “Board”) has appointed Mr. Shengwen (Roy) Rong as an independent director, effective May 11, 2021. Mr. Rong will also serve as a member and chairman of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. Also effective May 11, 2021, Mr. Conor Chia-hung Yang resigned as a director of the Company for personal reasons and stepped down as a member and chairman of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. The resignation of Mr. Yang did not result from any dispute or disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Mr. Shengwen (Roy) Rong currently serves as an independent director of BlueCity Holdings Limited (Nasdaq: BLCT), Qudian Inc. (NYSE: QD), X Financial (NYSE: XYF) and MOGU Inc. (NYSE: MOGU). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk, stated, “We thank Mr. Conor Chia-hung Yang for his service to us as our board member and wish him all the best in his future endeavors. At the same time, we warmly welcome Mr. Shengwen (Roy) Rong, and look forward to working with him to build on the success we have already achieved.”

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com

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